UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hunter Maritime Acquisition Corp.
(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A Common Shares
(Title of Class of Securities)

Y37828111
 (CUSIP Number of Class of Securities)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
011-323-247-59-11
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $82,331,000*	Amount of Filing Fee: $9,542.17**
* Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 8,233,100 outstanding Class A common shares of Hunter Maritime Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.00 per share.

**The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $115.90 for each $1,000,000 of the value of the transaction. This fee was previously paid in connection with the initial filing of the Schedule TO on April 27, 2017.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2
[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 3 TO SCHEDULE TO
INTRODUCTORY STATEMENT

Hunter Maritime Acquisition Corp., a  Marshall Islands corporation (the "Company"), hereby amends and supplements itsTender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the "SEC") on April 27, 2017 (together with all amendments thereto, the "Schedule TO"). The Schedule TO, as amended by this Amendment No. 3, relates to the Company's offer to purchase for cash up to 8,233,100 of its Class A shares, par value $0.0001 per share ("Class A common shares"), at a price of $10.00 per share, net to the seller in cash for an aggregate purchase price of up to $82,331,000. The Company's offer is being made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated May 16, 2017 (the "Offer to Purchase"), filed as Exhibit (a)(1)(C) to the Schedule TO and the Amended and Restated Letter of Transmittal (the "Letter of Transmittal"), filed as Exhibit (a)(1)(D) to the Schedule TO, which, as amended, restated or supplemented from time to time, together constitute the offer (the "Offer"). The Offer expires at 5:00 p.m. New York City Time on May 26, 2017, unless extended or earlier terminated by the Company.
This Amendment No. 3 to the Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended, restated, or supplemented hereafter and filed with the SEC. This Amendment No. 3 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
All information in the Offer to Purchase and Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(C) and (a)(1)(D), respectively, is hereby expressly incorporated by reference in response to all of the items in this Amendment No. 3 to the Schedule TO, and as more particularly set forth below.
Item 1. Summary Term Sheet.
The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet of the Offer" and "Questions and Answers About the Offer" is incorporated herein by reference.
Item 2. Subject Company Information.
 (a) Name and Address.
The name of the issuer is Hunter Maritime Acquisition Corp. The Company is incorporated under the laws of the Republic of the Marshall Islands. The Company's address is c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960. The Company has offices at De Gerlachekaai 20, BE 2000 Antwerp, Belgium; telephone: 011-323-247-59-11.
(b) Securities.
This Schedule TO relates to the Company's Class A common shares,  par value $0.0001 per share.  As of April 27, 2017, the date of commencement of the tender offer, the Company had 15,173,100 Class A common Shares issued and outstanding.
 (c) Trading Market and Price.
The information set forth in the section of the Offer to Purchase titled "Market Price Information" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
 (a) Name and Address.
The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.
The executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth in the following table:
Name	Position
Marc Saverys	Chairman of the Board of Directors, Class III Director
Alexander Saverys	Chief Executive Officer and Class III Director
Ludovic Saverys	Chief Financial Officer and Class II Director
Benoit Timmermans	Chief Commercial Officer and Class II Director
Thomas Rehder	Class I Director
Philip Shapiro	Class I Director

The address and telephone number of each director and executive officer of the Company is: c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960.
Item 4. Terms of the Transaction.
(a) Material Terms.
 (1)(i) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers" and "The Offer—General Terms" is incorporated herein by reference.
 (1)(ii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers" and "The Offer—Purchase Price" is incorporated herein by reference.
 (1)(iii) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers" and " The Offer—Scheduled Expiration of the Offer"  is incorporated herein by reference.
 (1)(iv) Not applicable.
 (1)(v) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers" and "The Offer—Extension of the Offer; Termination; Amendment" is incorporated herein by reference.
 (1)(vi) The information set forth in the sections of the Offer to Purchase titled "Questions and Answers" and "The Offer—Withdrawal Rights" is incorporated herein by reference.
 (1)(vii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers," "The Offer—Procedures for Tendering Class A common shares—Withdrawal Rights" is incorporated herein by reference.
 (1)(viii) The information set forth in the sections of the Offer to Purchase titled "Questions and Answers" and "The Offer—Purchase of Class A common shares and Payment of Purchase Price" is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet," Questions and Answers," "The Offer—No Proration" and "The Offer—Conditions of the Offer" is incorporated herein by reference.
(1)(x) The information set forth in the sections of the Offer to Purchase titled "Description of Securities and Material Differences in the Rights of Shareholders Following the Consummation of Our Initial Business Combination"  is incorporated herein by reference.
(1)(xi) Not applicable.
(1)(xii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet and Questions and Answers," and "The Offer—Material U.S. Federal Income Tax Considerations" is incorporated herein by reference.
(2)(i)-(vii) Not applicable.
 (b) Purchases.
The information set forth in the sections of the Offer to Purchase titled "Questions and Answers," "The Offer—Purpose of the Offer and Acquisition" and "Information About Hunter Maritime Acquisition Corp.—Securities Held by Our Sponsor" is incorporated herein by reference.
Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
 (e) Agreements Involving the Subject Company's Securities.
The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers," "Information  About Hunter Maritime Acquisition Corp.—Overview; Our Operations Prior to the Acquisition; Purpose of the Offer and the Acquisition; Securities Held by Our Sponsor; Certain Other Interests in the Acquisition; Proposed Redomiciliation and Shareholder Voting Agreements," "Risk Factors," "The Acquisition—Voting Agreements," "The Offer—General Terms; Purchase Price; Purpose of the Offer," "Principal Shareholders" and  "Certain Relationships and Related Transactions."
Item 6. Purposes of the Transaction and Plans or Proposals.
 (a) Purposes.
The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers," "Information About Hunter Maritime Acquisition Corp.—Purpose of the Offer and the Acquisition" and "The Offer—Purpose of the Offer" is incorporated herein by reference.
 (b) Use of Securities Acquired.
The information set forth in the sections of the Offer to Purchase titled "The Offer—Purpose of the Offer; Source and Amount of Funds and Certain Effects of the Offer" is incorporated herein by reference.
 (c) Plans.
The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers," "Information About Hunter Maritime Acquisition Corp.—Purpose of the Offer and the Acquisition; Recommendations of the Board of Directors; Proposed Redomiciliation and Shareholder Voting Agreements," "The Acquisition," and "The Offer— Purpose of the Offer; Source and Amount of Funds and Certain Effects of the Offer," is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
 (a) Sources of Funds.
The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers," and "The Offer—General Terms; Purchase Price; Source and Amount of Funds and Certain Effects of the Offer" is incorporated herein by reference.
 (b) Conditions.
The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers," "Risk Factors," "The Acquisition—Conditions to Closing the Acquisition," and "The Offer—Conditions of the Offer" is incorporated herein by reference.
(d) Borrowed funds.
Not applicable.
Item 8.  Interest in Securities of the Subject Company.
 (a) Securities Ownership.
The information set forth in the sections of the Offer to Purchase titled "Information About Hunter Maritime Acquisition Corp.—Overview; Securities Held By Our Sponsor," "Risk Factors," and "Principal Shareholders" is incorporated herein by reference.
 (b) Securities Transactions.
Neither the Company nor to the Company's knowledge after reasonable inquiry have any of its officers or directors engaged in any transactions in the Class A common shares required to be disclosed in this Item 8(b).

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company ("CST") to act as the Depositary and Morrow Sodali LLC to act as  Information Agent in connection with the Offer. The Information Agent may contact holders of Class A common shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
The information set forth in the section of the Offer to Purchase titled "Questions and Answers," and "The Offer—Source and Amount of Funds and Certain Effects of the Offer; Fees and Expenses" is incorporated herein by reference.

 Item 10. Financial Statements.
(a) and (b) not applicable.

Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet of the Offer," "Questions and Answers," "Information About Hunter Maritime Acquisition Corp.—Legal Proceedings; Regulatory Approvals," "The Acquisition—The Master Agreement; Conduct Prior to Closing of the Acquisition; Other Agreements Entered into in Connection with the Acquisition," "Certain Relationships and Related Transactions" and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(D) hereto, is incorporated herein by reference.
 (c) Other Material Information.
The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet and Questions and Answers," "Forward-Looking Statements," "Risk Factors," "Summary,"  "Price Range of Securities," and "Where You Can Find More Information" is incorporated herein by reference.
Item 12. Exhibits
See Exhibit List immediately following the signature page.
Item 13. Information Required by Schedule 13e-3.
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTER MARITIME ACQUISITION CORP.

/s/ Alexander Saverys
Name: Alexander Saverys
Title: Chief Executive Officer

Dated: May 16, 2017

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 27, 2017

(a)(1)(B)*	Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Amended and Restated Offer to Purchase, dated May 16, 2017

(a)(1)(D)
Amended and Restated Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release, dated April 26, 2017.

(a)(5)(B)*	Press release, dated April 27, 2017.

(a)(5)(C)*	Investor Presentation, dated May 10, 2017

(b)	Not applicable.

(d)(1)*
Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co. LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(2)*
Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to the Registration Statement on Form F-1 of Hunter Maritime Acquisition Corp., filed with the Commission on November 14, 2016.

(d)(3)*
Registration Rights Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(4)*
Letter Agreement, dated November 18, 2016, by and among the Company, the Sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(5)*
Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(6)*
Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(7)*
Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(8)*	Master Agreement, dated April 26, 2017 (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(9)*	Appraisal of Acquisition Vessels of Clarksons Valuations (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(10)*
Appraisal of Acquisition Vessels of SSY Valuation Services Ltd. (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(11)*
Memorandum of Agreement related to the Charlotte Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.4 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(12)*
Memorandum of Agreement related to the Greta Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.5 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(13)*
Memorandum of Agreement related to the Lene Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.6 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(14)*
Memorandum of Agreement related to the Hugo Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.7 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(15)*
Memorandum of Agreement related to the Tom Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.8 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(16)*	Form of Technical Management Agreement (incorporated by reference to Exhibit 10.9 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(17)*	Form of Right of First Refusal Agreement (incorporated by reference to Exhibit 10.10 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(18)*	Form of Commercial Management Agreement (incorporated by reference to Exhibit 10.11 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(19)*	Form of Business Administration Agreement (incorporated by reference to Exhibit 10.12 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(g)	Not applicable.

(h)	Not applicable.

*Previously Filed.